

Fred DeKlerk · 3rd

Senior Manager, Analytics Infrastructure

Millbrae, California · 404 connections · **Contact info**

 **Apple**

 **San Jose State Univ**

Experience



Senior Manager - Global Reporting and Analytics Infrastructure

Apple

May 2007 – Present · 13 yrs 3 mos
Cupertino

Curate customer experience data, click to delivery



Metrics / Analytics

Xerox

Feb 2002 – Mar 2007 · 5 yrs 2 mos

Project manager responsible for analytic software implementations. Design and build analytic dashboards for commerce, application and website data. Gather business requirements and define functional specifications for data warehouse application. Provide training and configuration support to analytical applications end users.

Senior Research Analyst

Enage Media

Feb 2000 – Oct 2001 · 1 yr 9 mos

Created and validated customer profiles and segments.
Developed new data products and reports using Oracle RDBMS, SQL scripts, BRIO Ondemand

Server and BRIO Query Designer. Designed, executed, analyzed and presented the findings of

Senior Consultant

Colliers RMS

Jan 1996 – Jan 1998 · 2 yrs 1 mo

Managed new strip mall developments, including: Business plan development, chairing development meetings and anchor tenant lease negotiations.

Education



San Jose State University

MBA, Management Science, Marketing

1999 – 2000



University of Johannesburg

Bcom (Hons), Economics

1996 – 1997

Skills & Endorsements

CRM · 18

Curt Bererton and 17 connections have given endorsements for this skill

Analytics · 16



Endorsed by **Michael Moore, Ph.D. and 2 others who are highly skilled at this**



Endorsed by **11 of Fred's colleagues at A**

SQL · 13

Endorsed by **Shrikant Mudigoudar, who is highly skilled at this**



Endorsed by **8 of Fred's colleagues at Ap**

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Recommendations

Received (1) Given (3)



Robert Moore

IT Security and controls
auditing, HIPAA
compliance, Finance,
Strategy, M&A, and
Accounting. CISM, CPA,
MBA

August 25, 2006, Robert was
senior to Fred but didn't
manage directly

I was a customer for Fred's analytics and reporting while wo
on the external web site for Xerox. Fred is one of the most
knowledgable, professional and enjoyable individuals I have
in my nearly 30 years at Xerox. I would recommend Fred wi
hesitation.

